820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com





3 August 2010

Half-year report 2010

DSM delivers very strong Q2 results as transformation progresses

- Q2 operating profit from continuing operations € 246 million (versus € 85 million in Q2 2009 and € 194 million in Q1 2010)
- Sales growth from continuing operations 28% compared to Q2 2009
- Excellent Nutrition performance drives Life Sciences results
- Materials Sciences continues profit improvement
- Cash flow from operating activities in Q2 € 223 million
- Interim dividend unchanged at € 0.40 per ordinary share
- Based on current positive business environment, 2010 is expected to be a strong year for DSM

Commenting on the results, Feike Sijbesma, Chairman of the DSM Managing Board, said: *"I am delighted to report a very strong second quarter. Operating profit increased by more than 25% compared to the first quarter and for the current business portfolio it was the best quarter in DSM's history. Our outstanding performance in the quarter reflects very good volumes across our businesses combined with a continued disciplined focus on pricing and costs.*

"DSM has emerged from the recession as a stronger company and is now reaping the benefits, evidenced by robust results and a very strong balance sheet. DSM is staying the course – fully committed to customers, innovation and sustainability – and continues its transformation towards a Life Sciences and Materials Sciences company. DSM remains vigilant about the broader macro economic developments. Based on the current positive business environment we expect 2010 to be a strong year for DSM."

dlw 8/12


DSM

second quarter 2010	second quarter 2009	+/-	in € million	first half 2010	first half 2009	+/-
			Continuing operations:			
2,268	**1,772**	***28%***	Net sales	**4,331**	**3,442**	***26%***
354	186	*90%*	Operating profit before depreciation and amortization (EBITDA)	655	325	*102%*
246	**85**	***189%***	Operating profit (EBIT)	**440**	**127**	***246%***
158	124		- Nutrition	296	265	
0	3		- Pharma	1	14	
58	17		- Performance Materials	101	0	
54	4		- Polymer Intermediates	97	-26	
22	-10		- Base Chemicals and Materials	38	-27	
-46	-53		- Other activities	-93	-99	
			Discontinued operations:			
138	182		Net sales	305	349	
7	6		Operating profit before depreciation and amortization (EBITDA)	41	34	
6	-6		Operating profit (EBIT)	30	9	
			Total DSM:			
2,406	**1,954**	***23%***	Net sales	**4,636**	**3,791**	***22%***
252	**79**	***219%***	Operating profit (EBIT)	**470**	**136**	***246%***
158	**30**		**Net profit before exceptional items**	**302**	**55**	
-9	-20		Net result from exceptional items	-23	-32	
149	**10**		Net profit	**279**	**23**	
			Net earnings per ordinary share in €:			
0.94	0.22		- before exceptional items, continuing operations	1.70	0.28	
0.90	0.05		- including exceptional items, total DSM	1.68	0.11	

in this report:

- *'operating profit' (before depreciation and amortization) is understood to be operating profit (before depreciation and amortization) before exceptional items.*
- *'net profit' is the net profit attributable to equity holders of Royal DSM N.V.*
- *'continuing operations' refers to the DSM operations excluding DSM Energie Holding B.V., Stamicarbon B.V., DSM Agro, DSM Melamine and DSM Special Products B.V.*
- *'discontinued operations' comprise net sales and operating profit of DSM Energie Holding B.V. up to and including Q3 2009, Stamicarbon B.V. up to and including Q4 2009 and DSM Agro, DSM Melamine and DSM Special Products B.V. up to and including Q2 2010.*

Overview
DSM showed very good Q2 results, clearly improving compared to Q1, which was already considered to be a very strong start to the year. Compared to Q2 2009 operating profit almost tripled. The general drivers behind this strong performance are:

- Further improving business conditions in most geographic areas and markets partly due to re-stocking. Especially the China business is growing very fast. Sales in China in H1 increased to USD 784 million, which is 13% of DSM's total sales (9% in H1 2009).
- In several businesses DSM was able to improve market share by maintaining a strong customer focus during the economic downturn.
- The cost savings program that DSM started in the last quarter of 2008 is now generating benefits of € 200 million on an annual basis. These cost savings had a positive impact on the operating profit of all businesses.
- Currency developments were favorable in Q2. Compared to Q1, the euro was, on average, 8% weaker compared to the US dollar. DSM's cost base is still for a large part in euro, whereas sales in US dollars and dollar-related currencies are increasing.

Nutrition was benefiting from extra-ordinarily strong trading conditions in Q2. Most elements were supportive: good market conditions, excellent manufacturing performance, good cost control, favorable currency exchange rates and some downstream re-stocking. All this was combined with a successful continuation of the strategic focus on differentiation and innovation and the value over volume strategy.

As expected, Pharma faced difficult challenges. The drop in results was somewhat compensated by the development of the US dollar.

In Materials Sciences the recovery continues: in some markets demand is back to, or even better than, the pre-downturn level, although some downstream restocking is also visible. Margins in most businesses are strong, but towards the end of the quarter some margin pressure became visible, due to increasing raw material prices.

Net cash from operating activities was € 223 million in Q2 and in H1 2010 amounted to € 360 million which was more than sufficient to fund capital expenditure and the final dividend. Net debt decreased substantially because of the receipt of the DSM Agro and DSM Melamine divestment proceeds. The OWC/sales ratio at the end of Q2 was strongly influenced by the weakness of the euro at the end of the quarter, which inflated the amount of operating working capital in non-euro currencies.

Net sales

in € million	second quarter					
	2010	2009	difference	organic growth	exch. rates	other
Nutrition	764	699	9%	4%	5%	
Pharma	195	177	10%	5%	5%	
Performance Materials	644	456	41%	35%	4%	2%
Polymer Intermediates	362	215	68%	60%	8%	
Base Chemicals and Materials	193	139	39%	35%	4%	
Other activities	110	86				
Total (continuing operations)	2,268	1,772	28%	23%	5%	
Discontinued operations	138	182				
Total	2,406	1,954				

Organic sales growth from continuing operations was +23% compared to Q2 2009. Compared to the already very good first quarter of this year, organic sales growth was +6%. This illustrates the recovery from the economic downturn. Growth rates are very substantial in the businesses that were most affected by the downturn. In Performance Materials the main driver for growth was volume, partly caused by some downstream re-stocking. In Polymer Intermediates the main driver for growth in Q2 was price; volumes had already recovered last year.
In Nutrition sales growth was good and in Pharma growth was moderate, although from a low base. All clusters benefited from the weaker euro, on average -6% versus the US dollar compared to Q2 2009 and -8% compared to Q1 2010.

Operating profit
The overall quarterly operating profit of the current business portfolio reached a record level, clearly higher than the pre-downturn level. Nutrition showed solid profit growth. The Pharma result was poor, mainly due to difficult business conditions in the pharmaceutical industry. Performance Materials results increased significantly compared to last year, and improved compared to the previous quarter, but the EBITDA-margin was still below target. Polymer Intermediates' profit is clearly above the pre-downturn level. Operating profit was positively impacted by favorable currency exchange rates and the substantial contribution from the cost cutting program.

Business review by cluster

Nutrition

second quarter		*in € million*	first half	
2010	2009		2010	2009
764	699	Net sales	1,496	1,406
193	156	Operating profit before depreciation and amortization	364	330
158	124	Operating profit	296	265

Performance in the Nutrition cluster remained strong. Organic **sales** growth was +4% compared to Q2 2009, mainly driven by growth in volumes in Human Nutrition & Health as a result of refilling the pipeline and market recovery in savory ingredients. Prices were relatively stable and in line with previous quarters.

Operating profit of DSM Nutritional Products and DSM Food Specialties was exceptionally strong and materially higher than Q2 2009 and Q1 2010. The businesses benefited from good market conditions, favorable product mix, excellent manufacturing performance, good cost control, favorable currency exchange rates and some downstream restocking. The continued strategic focus on value over volume is successful and sustainable.

Pharma

second quarter		*in € million*	first half	
2010	2009		2010	2009
195	177	Net sales	381	374
15	18	Operating profit before depreciation and amortization	30	43
0	3	Operating profit	1	14

Organic **sales** growth was +5%, driven by higher sales volumes within DSM Pharmaceutical Products and DSM Anti-Infectives.

The **operating profit** was below the Q2 2009 result. DSM Pharmaceutical Products' business environment remained very challenging during the second quarter of 2010. The product mix was unfavorable. Higher PEN-prices at DSM Anti-Infectives and a favorable US dollar were offset by non-recurring costs in relation to the closure of the DSM Anti-Infectives site in Egypt.

Performance Materials

second quarter		*in € million*	first half	
2010	2009		2010	2009
644	456	Net sales	1,201	851
88	44	Operating profit before depreciation and amortization	163	50
58	17	Operating profit	101	0

The Performance Materials cluster showed a strong quarter with organic **sales** growth of +35% compared to Q2 2009. Volumes reflected good demand, although re-stocking was observed at DSM Engineering Plastics and DSM Resins. Compared to Q1 prices were slightly up.

Operating profit for Q2 2010 improved by € 41 million compared to Q2 2009, when the cluster was still facing the effects of the economic downturn. Higher volumes and better margins as well as favorable exchange rates were the main contributors to the result improvement. Compared to the first quarter raw material prices increased but this is being addressed by active price management. DSM Dyneema showed a further strong result improvement.

Polymer Intermediates

second quarter		*in € million*	first half	
2010	2009		2010	2009
362	215	Net sales	676	354
62	11	Operating profit before depreciation and amortization	113	-11
54	4	Operating profit	97	-26

Organic **sales** growth was +60% compared to Q2 2009 due to substantially higher selling prices. Volumes were somewhat lower as a result of two planned maintenance turnarounds in the caprolactam and acrylonitrile businesses.

Consequently **operating profit** showed a strong increase compared to Q2 2009 and was € 11 million higher than Q1 2010 despite the planned turnarounds.

Base Chemicals and Materials

second quarter		*in € million*	first half	
2010	2009		2010	2009
193	139	Net sales	364	261
29	-2	Operating profit before depreciation and amortization	51	-12
22	-10	Operating profit	38	-27



Organic **sales** growth in Q2 was +35%, mainly due to growth in volume, but also partly to price increases. Sales also benefitted from a stronger US dollar.

Higher volumes together with higher margins and a favorable US dollar resulted in a higher **operating profit** for all units in this cluster.

Other activities

second quarter 2010	2009	*in € million*	first half 2010	2009
110	86	Net sales	213	196
-33	-41	Operating profit before depreciation and amortization	-66	-75
-46	-53	Operating profit	-93	-99
		of which:		
-17	-19	- defined benefit plans	-34	-37
-16	-13	- Innovation Center	-31	-28
-13	-21	- other	-28	-34

The **operating profit** of Other activities improved compared to Q2 2009 due to a higher result of the captive insurance company and lower fixed costs.

Exceptional items
In total, exceptional items amounted to a loss of € 12 million before tax (€ 9 million after tax) in Q2 2010.

The completion of the sale of DSM Agro and DSM Melamine in Q2 resulted in additional expenses of € 5 million that were recognized as exceptional item.

Due to the sale of DSM's Xantar® polycarbonate business to Mitsubishi Chemical Corporation, a book profit of € 10 million was realized.

In view of the announced settlement of the US Federal Class Antitrust Litigation and related cases concerning EPDM, a non-recurring charge of € 17 million was recognized as exceptional item.

Net profit
Net profit increased from € 10 million in Q2 2009 to € 149 million in Q2 2010.

Net earnings per share increased to € 0.90 per ordinary share in Q2 2010 versus € 0.05 in Q2 2009.

Net finance costs amounted to € 29 million in Q2 2010, € 4 million lower than Q2 2009 as a result of a lower average debt, a higher average liquidity position and some non-recurring fair value adjustments in Q2 2009 in other financial assets.

The *effective tax rate* for the second quarter remained at 25%, the same as last year.

Cash flow, capital expenditure and financing
Cash flow from operating activities in Q2 amounted to € 223 million.

Cash flow related to *capital expenditure* amounted to € 90 million in Q2 2010 (H1 2010 € 188 million) compared to € 119 million in Q2 2009 (H1 2009 € 235 million)

Compared to year-end 2009 *net debt* decreased by € 229 million to € 601 million (10% gearing).

Interim dividend
It has been decided to pay an unchanged interim dividend of € 0.40 per ordinary share for the year 2010. As usual, this represents one third of the total dividend paid for the previous year. The interim dividend is no indication of the total dividend for 2010. The interim dividend for 2010 will be paid in cash on 27 August 2010.

Workforce
Compared to year-end 2009 the workforce decreased by 521 mainly due to the divestment of DSM Agro and DSM Melamine. At the end of Q2 2010 it stood at 22,217.

Progress update on DSM strategy *Vision 2010*
DSM's acceleration of the strategic program *Vision 2010 – Building on Strengths*, announced in September 2007, focuses on delivering faster growth, higher margins and improved earnings quality from the company's portfolio. The strategy is transforming DSM into a Life Sciences and Materials Sciences company capable of sustainable growth fueled by important societal trends.

The key drivers – market-driven growth and innovation, increased presence in emerging economies and operational excellence – remain at the heart of DSM's strategy.

Improving earnings quality
DSM has made substantial progress with the portfolio transformation. Following the divestment of DSM Energy and the urea licensing subsidiary Stamicarbon B.V. last year, further progress has been made in 2010. In Q2 2010, DSM completed the announced sale of DSM Agro and DSM Melamine to Orascom Construction Industries. With this sale and previous divestments, a significant proportion of the planned divestment program has been completed.

In addition, DSM reached an agreement with Emerald Performance Materials (owned by an affiliate of Sun Capital Partners) regarding the sale of DSM Special Products B.V. The sale is subject to regulatory and other customary approvals and notifications and is expected to close in Q3. DSM expects a small book profit as a result of the transaction.

The selling process for most of the remaining businesses in Base Chemicals and Materials is underway. Other actions to improve the portfolio include the announced closure of the loss-making DSM Anti-Infectives site in Egypt, the costs of which were recognized in Q2 2010.

DSM remains committed to pursuing attractive growth opportunities to further accelerate its evolution towards a Life Sciences and Materials Sciences company. DSM will, however, maintain its disciplined acquisition policy.

A large proportion of group revenues and earnings are now in high margin, high quality businesses that have significantly lower cyclicality. Illustrative of the quality of these businesses is that in Q2 2010 profits from these core operations were more than 10% higher than in the same quarter of 2008 which at the time was the best quarter in the company's history.

Further progress in the second quarter
DSM realized very healthy sales growth in China in Q2 2010. Net sales increased by 34% compared to Q2 2009 to USD 379 million. In the first half year of 2010 net sales in China increased by 64% to USD 784 million. DSM expects to achieve the USD 1.5 billion target for 2010. DSM's sales in China in the first half year of 2010 represent 13% of DSM's total net sales compared to 9% in the first half year of 2009.

The focus on and efforts put into the development of DSM's position in China are clearly paying off. As a result of the continued strong growth in China and other emerging economies such as India, DSM's net sales in the emerging economies as a percentage of

total net sales, increased from 30% in the first six months of 2009 to 35% in the first half year of 2010.

In China, DSM Food Specialties signed a joint venture agreement with Zhejiang Zhongken Biotechnology Co. Ltd. for the production and marketing of gellan gum. Gellan gum, made with the aid of fermentation, has significant growth potential in China with many application possibilities.

DSM Nutritional Products inaugurated its fourth premix plant in China, in ChangChun City. This new plant extends DSM's premix manufacturing reach in the country. A framework agreement for the fifth plant in Pixian County, Sichuan, China, was also signed. This plant is anticipated to be operational in the third quarter of 2011.

DSM Engineering Plastics completed the acquisition of Mitsubishi Chemical Corporation's Novamid® polyamide business in exchange for DSM's Xantar® polycarbonate business. Both businesses have an annual net sales level of approximately € 90 million each.

DSM Biologics announced the signing of preliminary agreements to enter into a partnership in Australia with the Central Government and the Queensland State Government to design, build and operate the first major Australia-based mammalian biopharmaceutical manufacturing facility, which will be located in Brisbane. DSM will provide no capital but will provide technical expertise. The facility is expected to be operational in 2013.

A key element in DSM's strategy to focus on Life Sciences and Materials Sciences is the potential that lies in the cross-fertilization between the two. This provides DSM with a unique position to grow platforms in biomedical materials and industrial (white) biotechnology. The development of DSM Biomedical is well on track.

In industrial biotechnology, DSM made further progress in its cooperation with Roquette by signing a joint venture agreement for the production, commercialization and market development of bio-based succinic acid, subject to regulatory approvals and notifications. DSM and Roquette will each have a 50% stake in the joint venture.

DSM also announced a breakthrough in technology to produce second generation biofuels. This breakthrough will help second generation biofuels to become more cost effective and to become a viable alternative to both first generation biofuels and conventional fossil fuels. DSM's approach to market development and its business model for second generation biofuels are also innovative. Rather than opting for the classic industry model of remotely producing and bulk selling enzymes and yeasts, DSM is working with customers and partners to develop more localized, on-site production.

During the quarter, DSM announced and introduced many other innovations as well. More information can be found in the innovation section at www.dsm.com.

Outlook

Most of the markets that are relevant to DSM saw a continued recovery in the second quarter. DSM expects further end-market recovery for the remainder of the year, assuming no major change in the economic conditions. The risk of a slowdown of the economic recovery remains, due to macro-economic uncertainties and a potential disruption of global financial markets. Emerging economies are expected to remain strong throughout the year. The focus on cash generation and cost savings continues to be important.

The growth in food and feed markets will continue in line with long-term trends. Quarterly Nutrition results for the remainder of the year are expected to be at the good level achieved last year and the full year results are now expected to be somewhat above 2009.

For Pharma, full year results are expected to be positive but lower than in 2009 due to ongoing challenges at DSM Pharmaceutical Products and relatively low prices at DSM Anti-Infectives.

In Performance Materials, DSM is experiencing good demand recovery in automotive and electronics due to market growth and re-stocking. Demand in building and construction markets will remain at relatively low levels. Overall sales volumes in Performance Materials for H2 2010 are expected to be lower than in H1 2010 due to seasonality and the diminishing impact of re-stocking. The cluster results are expected to be substantially better than in 2009, though results in H2 2010 are expected to be lower than in H1 2010.

Polymer Intermediates is expected to have an outstanding 2010 result. The maintenance turnaround in Q3 2010 will impact production volumes in China. Margins are expected to be healthy but below the peak in Q2 2010.

The operating profit in the non-core Base Chemicals and Materials cluster is expected to be clearly positive in 2010.

Based on the current positive business environment, 2010 is expected to be a strong year for DSM.

Additional information
Today DSM will hold a conference call for the media from 08.00 AM – 08.45 AM CET and a conference call for investors and analysts from 09.00 AM - 10.00 AM CET. Details on how to access these calls can be found on the DSM website, www.dsm.com. Also, information regarding DSM's Q2 2010 results can be found in the Presentation to Investors, which can be downloaded from the Investors section.

Condensed consolidated statement of income for the second quarter

second quarter 2010			*in € million*	second quarter 2009		
before exceptional items	exceptional Items	total		before exceptional items	exceptional Items	total
2,406		2,406	net sales	1,954		1,954
361	-17	344	operating profit before depreciation and amortization (EBITDA)	192	-18	174
252	-12	240	operating profit (EBIT)	79	-33	46
6	-5	1	operating profit from discontinued operations	-6		-6
246	-7	239	operating profit from continuing operations	85	-33	52
-29		-29	net finance costs	-33		-33
0		0	share of the profit of associates	0		0
217	-7	210	profit before income tax expense	52	-33	19
-56	4	-52	income tax expense	-12	13	1
161	-3	158	net profit from continuing operations	40	-20	20
3	-6	-3	net profit from discontinued operations	-9		-9
164	-9	155	profit for the period	31	-20	11
-6		-6	minority interests	-1		-1
158	-9	149	net profit	30	-20	10
158	-9	149	net profit	30	-20	10
-2		-2	dividend on cumulative preference shares	-2		-2
156	-9	147	net profit used for calculating earnings per share	28	-20	8
109	-5	104	depreciation and amortization	113	15	128
		101	capital expenditure			116
		42	acquisitions			4
			net earnings per ordinary share in €			
0.96	-0.06	0.90	- net earnings, total DSM	0.17	-0.12	0.05
0.94	-0.02	0.92	- net earnings, continuing operations	0.22	-0.12	0.10
		163.6	average number of ordinary shares (x million)			162.3
		163.8	number of ordinary shares, end of period (x million)			162.3
		22,217	workforce (headcount) at end of period			*22,738
		6,838	of which in the Netherlands			*7,331

* Year-end 2009.

This quarterly report has not been audited.



Condensed consolidated statement of income for the first half

first half 2010			*in € million*	first half 2009		
before exceptional items	exceptional Items	total		before exceptional items	exceptional Items	total
4,636		4,636	net sales	3,791		3,791
696	-22	674	operating profit before depreciation and amortization (EBITDA)	359	-35	324
470	-29	441	operating profit (EBIT)	136	-50	86
30	-22	8	operating profit from discontinued operations	9		9
440	-7	433	operating profit from continuing operations	127	-50	77
-50		-50	net finance costs	-60		-60
0		0	share of the profit of associates	-1		-1
390	-7	383	profit before income tax expense	66	-50	16
-99	4	-95	income tax expense	-16	18	2
291	-3	288	net profit from continuing operations	50	-32	18
20	-20	0	net profit from discontinued operations	3		3
311	-23	288	profit for the period	53	-32	21
-9		-9	minority interests	2		2
302	-23	279	net profit	55	-32	23
302	-23	279	net profit	55	-32	23
-5		-5	dividend on cumulative preference shares	-5		-5
297	-23	274	net profit used for calculating earnings per share	50	-32	18
226	7	233	depreciation and amortization	223	15	238
		166	capital expenditure			230
		34	acquisitions			4
			net earnings per ordinary share in €			
1.82	-0.14	1.68	- net earnings, total DSM	0.31	-0.20	0.11
1.70	-0.02	1.68	- net earnings, continuing operations	0.28	-0.20	0.08
		163.4	average number of ordinary shares (x million)			162.2
		163.8	number of ordinary shares, end of period (x million)			162.3
		22,217	workforce (headcount) at end of period			*22,738
		6,838	of which in the Netherlands			*7,331

* Year-end 2009.

Consolidated balance sheet

in € million	30 June 2010		year-end 2009	
intangible assets	1,120		1,053	
property, plant and equipment	3,271		3,477	
deferred tax assets	338		322	
prepaid pension costs	301		282	
associates	19		18	
other financial assets	243		233	
non-current assets		5,292		5,385
inventories	1,548		1,359	
trade receivables	1,683		1,321	
other receivables	158		89	
financial derivatives	51		88	
current investments	7		7	
cash and cash equivalents	1,793		1,340	
current assets		5,240		4,204
assets held for sale		64		25
total assets		10,596		9,614

in € million	30 June 2010		year-end 2009	
shareholders' equity	5,366		4,949	
minority interests	99		62	
equity		5,465		5,011
deferred tax liabilities	118		115	
employee benefits liabilities	319		298	
provisions	103		103	
borrowings	2,059		2,066	
other non-current liabilities	36		49	
non-current liabilities		2,635		2,631
employee benefits liabilities	22		26	
provisions	57		102	
borrowings	166		138	
financial derivatives	227		61	
trade payables	1,386		1,169	
other current liabilities	622		469	
current liabilities		2,480		1,965
liabilities held for sale		16		7
total equity and liabilities		10,596		9,614
capital employed *		5,822		5,673
equity / total assets		52%		52%
net debt		601		830
gearing (net debt / equity plus net debt)		10%		14%
operating working capital (OWC)		1,845		1,511
OWC / net sales		21.0%		18.8%

* before reclassification to Held for Sale

DSM

Condensed consolidated cash flow statement

in € million		first half 2010		2009
Cash and cash equivalents at beginning of period		1,340		601
operating activities:				
- earnings before interest, tax, depreciation and amortization	674		261	
- change in working capital	-226		143	
- other	-88		-29	
cash flow from operating activities		360		433
investing activities:				
- capital expenditure	-188		-235	
- acquisitions	-35		-13	
- disposal of subsidiaries and businesses	333		1	
- disposal of other non-current assets	6		1	
- other	-2		-13	
net cash from/used in investing activities		114		-259
dividend		-137		-137
net cash from/used in financing activities		34		-40
changes in consolidation and exchange differences		82		-5
Cash and cash equivalents at end of period		1,793		593

Condensed consolidated statement of comprehensive income

in € million	first half 2010	2009
exchange differences on translation of foreign operations	341	-1
actuarial gains and losses and asset ceiling	-6	0
other changes	-43	19
income tax expense	38	-8
	---------	---------
other comprehensive income	330	10
profit for the period	288	21
	---------	---------
Total comprehensive income	618	31

Condensed consolidated statement of changes in equity

in € million	first half 2010	2009
Total equity at beginning of period	5,011	4,695
Changes:		
- total comprehensive income	618	31
- dividend	-207	-214
- proceeds from reissue of ordinary shares	18	1
- other changes	25	10
	---------	---------
Total equity at end of period	5,465	4,523

DSM

Condensed report business segments

first half 2010 (in € million)

	Continuing operations								Discontinued operations	Elimination	Total
	Nutrition	Pharma	Performance Materials	Polymer Intermediates	Base Chemicals and Materials	Other activities	Elimination	Total continuing operations			
net sales	1,496	381	1,201	676	364	213		4,331	305		4,636
supplies to other clusters	27	5	24	206	32	1	-275	20	54	-74	
total supplies	1,523	386	1,225	882	396	214	-275	4,351	359	-74	4,636
operating profit before depreciation and amortization	364	30	163	113	51	-66		655	41		696
operating profit	296	1	101	97	38	-93		440	30		470
total assets	4,415	1,370	2,921	990	599	10,030	-9,729	10,596			10,596
workforce (headcount) at end of period	7,275	4,148	4,862	1,331	935	3,538		22,089	128		22,217

first half 2009 (in € million)

	Continuing operations								Discontinued operations	Elimination	Total
	Nutrition	Pharma	Performance Materials	Polymer Intermediates	Base Chemicals and Materials	Other activities	Elimination	Total continuing operations			
net sales	1,406	374	851	354	261	196		3,442	349		3,791
supplies to other clusters	33	11	9	108	9	17	-179	8	56	-64	
total supplies	1,439	385	860	462	270	213	-179	3,450	405	-64	3,791
operating profit before depreciation and amortization	330	43	50	-11	-12	-75		325	34		359
operating profit	265	14	0	-26	-27	-99		127	9		136
total assets *	4,233	1,250	2,555	793	1,049	9,331	-9,597	9,614			9,614
workforce (headcount) at end of period *	7,110	4,374	4,633	1,321	1,059	3,454		21,951	787		22,738

* year-end 2009

Notes to the financial statements

- Accounting policies

The consolidated financial statements of DSM for the year ended 31 December 2009 were prepared according to International Financial Reporting Standards (IFRS) as adopted by the European Union and valid as of the balance sheet date. These accounting policies and the revised IFRS 3, 'Business Combinations' and the amended IAS 27 'Consolidated and Separate Financial Statements' that became effective on 1 January 2010 are applied in the current interim financial statements, as of 30 June 2010. These statements are in compliance with IAS 34 'Interim Financial Reporting' and need to be read in conjunction with the Annual Report 2009 and the discussion by the Managing Board earlier in this interim report. Neither pensions and similar obligations nor plan assets are subjected to interim revaluation.

- Audit

These interim financial statements have not been audited.

- Scope of the consolidation

Acquisitions since the end of 2009, both individually and in aggregate, were immaterial with respect to IFRS disclosure requirements.

In the second quarter of 2010 DSM completed the sale of DSM Agro and DSM Melamine to Orascom Construction Industries for € 311 million on a cash and debt-free basis. In view of the disposal the related activities are reported as discontinued operations and comparatives have been re-presented. The impact of the deconsolidation of these activities on the DSM financial statements is presented in the table below:

in € million		
intangible assets and property, plant and equipment	-261	
other non-current assets	-16	
inventories	-62	
receivables	-60	
cash and cash equivalents	-5	
total assets		-404
minority interest	12	
non-current liabilities	-5	
current liabilities	-242	
total liabilities		-235
net asset value		-169
sales price, net of selling costs and net debt		147
result (before income tax expense)		-22

The impact of the disposal on the cash flow statement is presented in the next table:

in € million	January-June 2010	Full year 2009
net cash provided by operating activities	41	80
net cash used in investing activities	-10	-60
net cash from/used in financing activities	31	- 4
net change in cash and cash equivalents	62	16

Before disposal both business groups, which represented individual cash generating units, were reported in the Base Chemicals and Materials segment. As a result of the divestment DSM's interests in the Utility Support Group BV (USG) and in EdeA v.o.f. were also reduced. At the end of June DSM only retained significant influence in the financial and operating policy decisions of both companies and therefore consolidation of USG and proportionate consolidation of EdeA was terminated. The remaining investments in both entities were recognized at their fair value at the time when (proportionate) consolidation was terminated and accounted for in accordance with the equity method. These de-recognitions led to an immaterial result.

- Related party transactions

Transactions with related parties are conducted at arm's length conditions. In the second quarter of 2010 these transactions were not material to DSM as a whole.

- Risks

DSM has a risk management system in place. A description of the system and an overview of potentially important risks for DSM is provided in the Annual Report 2009 and in the governance section on www.dsm.com. DSM has reviewed the developments and incidents in the first half year of 2010 and assessed the risks for the rest of the year. On this basis DSM concludes that the most important risks and responses as reported in the Annual Report 2009 are still applicable.

- Seasonality

In cases where businesses are significantly affected by seasonal or cyclical fluctuations in sales this is discussed in the 'Business review by cluster' earlier in this report.

- Dividends

On 30 April the final dividend of € 0.80 per share for the year 2009 was paid to holders of ordinary shares and a dividend of € 0.15 per share was paid to holders of cumulative preference shares A. The total distribution to shareholders amounted to € 137 million and was recorded against retained earnings. In addition to the final dividend for 2009 the interim dividend of € 0.40 per ordinary share was recognized in the second quarter of 2010 amounting to € 69 million.

- Material events subsequent to the interim period

In July DSM reached an agreement with Emerald Performance Materials regarding the sale of DSM Special Products BV. The sale is subject to regulatory and other customary approvals and notifications and is expected to close in Q3. The business was reclassified to held-for-sale at the end of the first half year and reported as discontinued operations. Prior period figures have been adjusted accordingly. Before reclassification DSM Special Products BV was reported in the Base Chemicals and Materials segment. From the end of the first half year onwards depreciation and amortization will no longer be recognized for this unit in accordance with the applicable accounting standards.

Statements of the Managing Board
The half-yearly financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of DSM and its consolidated companies; and the half-yearly report gives a true and fair view of DSM's position as at the balance sheet date, the development during the period of DSM and its group companies included in the half-yearly financial statements, together with the expected developments.

Heerlen, 3 August 2010

The Managing Board
Feike Sijbesma, Chairman/CEO
Rolf-Dieter Schwalb, CFO
Nico Gerardu
Stephan Tanda

Important dates

Ex interim dividend quotation	Wednesday, 4 August 2010
Record date	Friday, 6 August 2010
Interim dividend payable	Friday, 27 August 2010
Report for the third quarter	Tuesday, 2 November 2010
Annual Report 2010	Wednesday, 23 February 2011
Annual General Meeting of Shareholders	Thursday, 28 April 2011

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates solutions that nourish, protect and improve performance. Its end markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM manages its business with a focus on the triple bottom line of economic performance, environmental quality and social responsibility, which it pursues simultaneously and in parallel. DSM has annual net sales of about €8 billion and employs some 22,700 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information
DSM, Corporate Communications
tel.: +31 (45) 5782421
e-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
tel.: +31 (45) 5782864
e-mail: investor.relations@dsm.com

internet: www.dsm.com